Exhibit 99.2

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ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

VOLUNTARY ANNOUNCEMENT

Ascentage Pharma Presents Results from Two Clinical Studies at 2025 ASCO Annual Meeting, Including an Oral Presentation on Lisaftoclax

Ascentage Pharma Group International (the “Company” or “Ascentage Pharma”) is pleased to announce that new clinical data from two ongoing investigational studies evaluating lisaftoclax in various blood cancers and alrizomadlin in solid tumors will be presented during an oral presentation and poster presentation, respectively, at the 2025 American Society of Clinical Oncology (ASCO) Annual Meeting, taking place from May 30, 2025 to June 3, 2025 in Chicago, Illinois, USA. Both lisaftoclax and alrizomadlin demonstrated antitumor activity, and the data support their further clinical development.

The Bcl-2 inhibitor lisaftoclax and the MDM2-p53 inhibitor alrizomadlin are both key drug candidates in Ascentage Pharma’s apoptosis-targeted pipeline. The oral report on lisaftoclax will feature results from a Phase 1b/2 study evaluating lisaftoclax in combination with azacitidine in patients with treatment-naïve (TN) or prior venetoclax-exposed myeloid malignancies. Data from this global, multicenter study that has enrolled nearly one hundred patients show that lisaftoclax in combination with azacitidine was well tolerated with preliminary efficacy. Moreover, this study released the first dataset of lisaftoclax in patients with venetoclaxrefractory acute myeloid leukemia (AML) or myelodysplastic syndromes (MDS), and it also demonstrated promising therapeutic potential.

Highlights of the two abstracts of Ascentage Pharma selected for presentations at ASCO 2025 are as follows:

Phase 1b/2 Study of Lisaftoclax (APG-2575) Combined with Azacitidine (AZA) in Patients With Treatment-Naïve or Prior Venetoclax-Exposed Myeloid Malignancies

●	Abstract number: 6505

●	Format: Oral Presentation

●	Session Title: Hematologic Malignancies – Leukemia, Myelodysplastic Syndromes, and Allotransplant

●	Date and Time: Monday, June 2, 2025, 3:00 PM-6:00 PM, US Central Time (Tuesday, June 3, 2025, 4:00 AM-7:00 AM, Beijing Time)

●	Principal Authors: Michael Francis Leahy, MBChB, Royal Perth Hospital, Australia; Shaun Fleming, MBBS (Hons), PhD, The Alfred Hospital & Australian Centre for Blood Diseases, Australia; Patricia Kropf, MD, Novant Health Cancer Institute, United States, et al.

●	Highlights:

The Phase 1b/2 study was designed to evaluate the safety and efficacy of lisaftoclax in combination with azacitidine in patients with treatment-naïve (TN) or relapsed/refractory (R/R) acute myeloid leukemia (AML)/mixed phenotype acute leukemia (MPAL) or high-risk myelodysplastic syndromes (HR-MDS)/chronic myelomonocytic leukemia (CMML). Lisaftoclax is a novel investigational oral selective Bcl-2 inhibitor that has shown enhanced treatment response when combined with azacitidine in prior preclinical and clinical studies.

The combination of lisaftoclax and azacitidine was well tolerated, with initial signals of clinical activity. As of the data cutoff date of January 6, 2025, 97 patients were enrolled, with a median treatment duration of two cycles. In patients with TN-MDS/CMML, the overall response rate (ORR) was 64%, with complete response (CR) and marrow CR achieved by 29% and 36% of patients, respectively; in patients with R/R AML treated with lisaftoclax for 28 days or 14 days of repeated 28-day cycles, the ORRs were 39% and 50%, respectively, including CR rates of 28% and 37.5%, respectively; in patients with diseases refractory to venetoclax, the ORR was 17% in patients with AML/MPAL and 50% in patients with HR-MDS.

The maximum tolerated dose (MTD) was not reached, and no dose-limiting toxicities (DLTs) were observed. Common grade 3/4 treatment-emergent adverse events (TEAEs) included neutropenia (40%), febrile neutropenia (31%), and thrombocytopenia (22%). Febrile neutropenia was the most commonly reported serious adverse event (SAE) (26.8%). Only 3% of participants experienced neutropenia that led to a dose reduction of lisaftoclax. There was no reported 60-day mortality.

A Phase 2 Study of Novel MDM2 Inhibitor Alrizomadlin (APG-115) With or Without Toripalimab in Patients with Advanced Adenoid Cystic Carcinoma (ACC) or Other Solid Tumors

●	Abstract number: 6102

●	Format: Poster Presentation

●	Session Title: Head and Neck Cancer

●	Date and Time: Monday, June 2, 2025, 9:00 AM-12:00 PM, US Central Time (Monday June 2, 2025, 10:00 PM – 1:00 AM the next day, Beijing Time)

●	Principal Authors: Ye Guo, MD, Department of Medical Oncology, Shanghai East Hospital, China; Ning Li, MD, Chinese Academy of Medical Sciences Cancer Hospital, China; Xing Zhang, MD, Melanoma and Sarcoma Medical Oncology Unit, Sun Yat-sen University Cancer Center, China; Meiyu Fang, MD, Department of Rare Cancer & Head and Neck Medical Oncology, Cancer Hospital of the University of Chinese Academy of Sciences, China; Shuhang Wang, MD, Chinese Academy of Medical Sciences Cancer Hospital, China, et al.

●	Highlights:

Alrizomadlin is a novel investigational oral MDM2 inhibitor that has shown a manageable safety profile with initial clinical activity in ACC.

As of the data cutoff date of January 5, 2025, 54 patients with advanced ACC, malignant peripheral nerve sheath tumor (MPNST), liposarcoma (LPS), biliary-tract cancer (BTC) and other tumors were enrolled. Alrizomadlin monotherapy showed antitumor activity in patients with advanced ACC or MPNST. Alrizomadlin in combination with toripalimab was also well tolerated and demonstrated antitumor activity in patients with MPNST, BTC and LPS.

In the monotherapy arm, 14 patients were efficacy-evaluable. The ORR was 22.2% and the disease control rate (DCR) was 100% in 9 patients with ACC. The DCR was 100% in all patients with MPNST, all 5 of whom achieved stable disease (SD). Grade 3 or higher treatment-related adverse events (TRAEs) included neutropenia (13.6%) and thrombocytopenia (9.1%). No treatment-related SAEs were reported.

In the combination arm, 28 patients were efficacy-evaluable. The ORR was 20% and DCR was 80% in 5 patients with BTC. The ORR was 16.7% and DCR was 66.7% in 6 patients with LPS. The ORR was 14.3% and DCR was 53.6% in patients with MPNST; furthermore, 2 patients with MPNST had confirmed partial responses (PR) with prolonged progression free survival (PFS) of 60+ weeks and 96+ weeks, respectively. Grade 3 or higher TRAEs included thrombocytopenia (38.5%) and neutropenia (34.6%). Treatment-related SAEs were reported in 8 patients, with thrombocytopenia being the most common (n=6). One patient discontinued treatment because of grade 4 thrombocytopenia. No treatment-related deaths were reported.

Cautionary Statement required by Rule 18A.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: We cannot guarantee that we will be able to obtain further approval for, or ultimately market APG-2575 and APG-115 successfully.

By order of the Board
Ascentage Pharma Group International
Dr. Yang Dajun
Chairman and Executive Director

Suzhou, People’s Republic of China, May 23, 2025

As at the date of this announcement, the Board comprises Dr. Yang Dajun as chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong as non-executive DirectorsNote, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.

Note: Dr. Wang Shaomeng and Dr. Lu Simon Dazhong are independent directors under NASDAQ rules.

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